Exhibit 14

CODE OF BUSINESS CONDUCT AND ETHICS FOR
WESTPOINT STEVENS INC. AND SUBSIDIARIES

             The Company (WestPoint Stevens Inc. and its subsidiaries) values its reputation for integrity. The Company can accept nothing less than scrupulous observance of customary and appropriate conduct in all of its transactions, both internally and with customers and suppliers.
             All directors and employees of the Company (collectively "Associates") should adhere to this Code of Business Conduct and Ethics in the conduct of all their business affairs so that the Company's reputation for integrity will be maintained.

CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY RIGHTS
             Associates must not release to any other party any information whatsoever about the Company which is of a confidential nature or which could be deemed to constitute a "trade secret," including, but not limited to, manufacturing processes and methods, inventions or improvements, discoveries, computer software, sales or marketing plans, cost or sales data, plans for on-going or future corporate transactions, customer lists, or any other similar information, including information received in confidence from third parties. Associates also must not use, in any manner whatsoever, information which is confidential, proprietary or privileged, whether for their personal benefit or gain or for that of any other person. Any information which has not been disclosed publicly in writing should be treated as confidential. The Company policy prohibits copying of computer programs without a license from the owner or the infringement of trademarks, patents or property rights of others.

PERSONAL CONFLICTS OF INTEREST
             Every Associate has a duty of loyalty to the Company. A potential conflict of interest exists in connection with any transaction where due to personal, family or financial connections, the Associate has, or appears to have, an obligation or incentive which conflicts with his or her duty of loyalty to the Company.
             Examples of situations where a conflict of interest might exist include, but are not limited to, the following:
             1.          Employment with, financial interest in, or other monetary benefit received from, a supplier, customer or competitor of the Company (other than that associated with inconsequential stock ownership of publicly traded companies).
             2.           Acceptance of outside employment so as to limit Associate's ability to render full time and effective service. (This prohibition is not intended to limit charitable, religious or similar activities within the bounds of good judgment.)
             3.           Use of employment relationship with the Company in such a way as to solicit direct or indirect benefits from outside sources.
             4.           Investment based on inside information as to any aspect of to the Company's business, plans or prospects and methods or disclosure of inside information to others.
             None of our Associates are permitted to serve as directors, consultants, or associates of enterprises which conduct or seek to conduct business with the Company or compete with or seek to compete with the Company without first obtaining written Law Department clearance.
             Furthermore, no Associate, regardless of his or her position, may accept gifts, entertainment or favors from any supplier or potential supplier of goods or services to the Company. Exceptions are permitted within the bounds of good judgment only in the case of ordinary social amenities or circumstances involving normal sales promotion, advertising or publicity not reasonably intended to influence business decision or imply obligation and only where they are of nominal value and where public disclosure of the transaction would not embarrass the Company.
              Transactions which appear questionable should be discussed with the Associate's supervisor, preferably in advance of commencing any action. If after discussion any question remains, the Associate or his or her supervisor should contact the Company's Law Department to discuss the matter further. Approval or failure to disapprove a particular transaction or relationship does not relieve an Associate of his or her continuing duty of honest and ethical conduct fairness in all dealings affecting the Company's business.

CONDUCTING BUSINESS AFFAIRS
             Associates must always conduct the Company's affairs in compliance with applicable laws, rules and regulations. When such laws, rules and regulations are ambiguous or difficult to interpret, Associates should consult the Company's attorneys. Areas worthy of particular attention include the following:

Improper Payments
             The Company offers its products and services on the basis of quality, service, price and other legitimate marketing attributes. In the conduct of the Company's business, no Associate should offer or give bribes, kickbacks or similar remuneration to any individual or organization for any reason whatsoever. An Associate must never make any payment, regardless of amount, to any government official or offer a gift of substantial value or lavish entertainment to anyone, regardless of motive.
             Under certain circumstances, the activities described in the preceding paragraph may give rise to substantial civil and/or criminal liability for the Company and the Associates who are involved. These prohibitions extend not only to the direct disbursement of the Company's funds but also to indirect contributions or payments made in any form, such as through consultants, suppliers, customers or any third parties, or by reimbursement to Associates for contributions or payments which they might personally have made.

Antitrust and Fair Competition
             All Associates are expected to comply with the antitrust laws of the United States and other applicable jurisdictions. All corporate and divisional officers and all sales, marketing, merchandising, credit and purchasing personnel are to be furnished annually with a copy of the Company's Antitrust Compliance Procedure. It is vitally important that all such Associates maintain a basic familiarity with the antitrust laws as they apply to the Company.

Accounting and Recordkeeping
             The Company will continue to observe the most stringent standards in the keeping of its records and accounts. The Company's books reflect all components of transactions, as well as the Company's own standard of insisting upon an accurate and complete presentation of the facts. Associates of the Company are prohibited from taking any action to fraudently induce, coerce, manipulate or mislead the Company's auditors.
             It is the responsibility of each Associate to uphold these standards. Appropriate records must be kept of all transactions. Associates are expected to cooperate fully with our internal and external auditors. Information must not be falsified or concealed under any circumstances and an Associate whose activities involve illegal tactics or untruthful reports will be subject to disciplinary action including discharge. Any Associate may submit a good faith complaint regarding accounting or auditing matters to the General Counsel, Clay Humphries, 507 West 10th Street, West Point GA 31833, (706) 645-4120, e-mail: humphries.clay@wpstv.com without fear of retaliation of any kind. Complaints will be reviewed under direction of the Audit Committee of the Board of Directors.

Sourcing Policies for Imported Merchandise
             The Company has adopted Sourcing Policies for Imported Merchandise to further demonstrate the Company's commitment to assuring full compliance with applicable laws and regulations governing imported articles and the protection of human rights, including workers' safety and health, in regard thereto.

POLITICAL CONTRIBUTIONS
             Except for the federal law which allows corporations to pay for the cost of administering political action committees, the Company generally prohibits use of corporate funds, personnel or property for political purposes. This prohibition covers not only direct corporate financial contributions but indirect support of candidates or political parties using corporate resources, for instance, in the form of purchases of tickets for political events or other fund-raising events, the loan of Associates to political parties or committees, or the furnishing of transportation, office services, use of Company facilities and the like for political purposes. Any proposed exception to this general policy must be approved by a Senior Executive Officer of the Company.

EQUAL EMPLOYMENT OPPORTUNITY POLICY
             A fundamental philosophy which has guided our Company and its predecessors through the years has been a belief in the importance of good human relations and the dignity of the individual. Consistent with this philosophy, affirmative action shall be taken to ensure that there is no discrimination in our Company because of race, color, religion, sex, national origin, age, or disability and harassment, retaliation, coercion, interference or intimidation of any Associate for any such reason is strictly forbidden. It is also Company policy to provide equal opportunity for employment, training, and promotion to all qualified handicapped persons, disabled veterans, and Vietnam-era veterans.

ENVIRONMENTAL POLICY
             It is the policy of WestPoint Stevens Inc. to conduct its operations in compliance with all applicable environmental laws and regulations, to monitor operations to ensure compliance, and to otherwise conduct its business in a manner which is properly protective of human health and the environment. Every Associate is expected to adhere to the intent of this policy as well as the expressed statement of this policy. Compliance with this policy should be accomplished through instituting preventive measures in order to avoid the necessity for reacting to problem situations. Officials and managers of the Company, its subsidiaries, divisions and facilities have a special obligation to remain informed about environmental risks and regulations and to advise the corporate Engineering and Environmental and Law Departments promptly of any adverse situation which comes to their attention. In addition, any questions which may arise regarding compliance with environmental laws and regulations should be directed to the appropriate individuals in the Engineering and Environmental Department or the Law Department.

INSIDER TRADING POLICY
             The Company maintains a policy prohibiting purchases or sales of the Company's securities by Associates in possession of material information which has not been publicly disclosed. Any questions concerning this policy should be directed to the Corporate Secretary.

DISCLOSURE POLICY
             The Company's Disclosure Policy Committee ("Committee") is responsible for providing full, fair, timely, accurate and understandable credible information to the public consistent with legal requirements, including disclosure statements in annual and quarterly reports or other Company reports filed with the Securities and Exchange Commission, news and earnings releases, letters to shareholders, speeches by Company management, the content of the Company's Internet homepage, statements to analysts and investors and interviews with the news media.
             In order for the Committee to make determinations regarding public release of information, Associates need to assure that the Committee is informed of all material Company developments by advising any of the following Committee members: Company attorney, Chief Financial Officer, Chief Operating Officer, chief investor relations officer or chief corporate communications officer. Associates who are not authorized spokespersons for the Company must refer inquiries from investors, the financial community or the media to Committee members for response. Any questions regarding this policy should be directed to a member of the Committee.

REPORTING REQUIREMENTS
Annual
             On an annual basis, the Company will ask certain Associates to complete and return questionnaires aimed at full disclosure of potential conflicts of interest. Such Associates will also be asked to sign a statement acknowledging that they have read and intend to abide by this Code of Business Conduct and Ethics.

Interim
             An Associate who becomes aware of or is requested to engage in any conduct or activity which violates or appears to violate this Code of Business Conduct and Ethics should discuss the matter immediately with the Company's attorneys.

OTHER MATTERS
             The items covered above are not intended to be an all inclusive list of policies or prohibited acts and reference should be made to other appropriate documents including, but not limited to, the Company's Personnel Policy Manual, associate handbooks or other manuals, notices or documents for more information on this subject. Violations of this Code of Business Conduct and Ethics will lead to appropriate disciplinary action up to and including discharge. Any waiver of the Code of Business Conduct and Ethics for executive officers or directors of the Company may only be made by the Board of Directors or one of its committees appointed for such purpose and must be reported to the Company's shareholders.